--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                               -----------------------

                                   Schedule 14D-9
                                 (Amendment No. 5)

                        SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                               -----------------------

                              Scotsman Industries, Inc.
                              (Name of Subject Company)


                              Scotsman Industries, Inc.
                         (Name of Person(s) Filing Statement)
                               -----------------------

                        Common Stock, Par Value $.10 Per Share
                            (Title of Class of Securities)

                                     809340 10 2
                               -----------------------
                        (CUSIP Number of Class of Securities)

                               -----------------------

                                   Donald D. Holmes
                               Vice President-Finance
                                820 Forest Edge Drive
                            Vernon Hills, Illinois  60061
                                    (847) 215-4500
         (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of the Person(s) Filing Statement)

                                      Copies to:

                                    Thomas A. Cole
                                  Steven Sutherland
                                   Sidley & Austin
                               One First National Plaza
                               Chicago, Illinois 60603
                                    (312) 853-7000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 9, 1999, as amended on July 15, 1999, July 16, 1999, July 20, 1999 and July 23, 1999 (as amended, the "Schedule 14D-9"), by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company, is hereby amended. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

ITEM 3.   IDENTITY AND BACKGROUND.

     The response to Item 3 is hereby amended by adding the following after the final paragraph of Section (b)(2), Certain Background Information, of Item 3 of the Schedule 14D-9:

     The waiting period under the HSR Act with respect to the Offer expired on July 24, 1999.

     On July 26, 1999 a representative of Schroders informed a representative of Morgan Stanley that the Second Company had approached Berisford and expressed an interest in acquiring certain assets of the Company if Berisford acquires the Company.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              SCOTSMAN INDUSTRIES, INC.

                              By:  /s/ Richard C. Osborne
                                 -------------------------------------------
                                   Name:   Richard C. Osborne
                                   Title:  Chairman of the Board, President
                                           and Chief Executive Officer


Dated: July 27, 1999

                                         -2-